Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

03 FEB 24 AM 7:21

10th February 2003

03003964

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement regarding Shareholders' Choice of Language version of Corporate Communication dated 10th February 2003

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LTD.
香港電燈集團有限公司

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

c.c. Mr. Jonathan Lemberg
Messrs. Morrison & Foerster (H.K.)

dlw 3/3

HONGKONG ELECTRIC HOLDINGS LIMITED

香港電燈集團有限公司

(Incorporated in Hong Kong with limited liability)

Hongkong Electric Holdings Limited (the "Company") is, in accordance with note (8) of Rule 2.07B(2) of the Listing Rules, making adequate arrangements to ascertain the wishes of its shareholders as to which language version of Corporate Communication of the Company they wish to receive in the future.

INTRODUCTION

On 15th February, 2002, amendments to the Listing Rules have been effected to allow listed issuers to send Corporate Communication to members and holders of their listed securities in the English language only, or the Chinese language only, or both the English and Chinese languages, subject to certain adequate arrangements being made.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07B(2) of the Listing Rules, the following arrangements have been or will be made by the Company:

1. The Company is sending today a letter together with a pre-paid reply form, prepared in English and Chinese, to its shareholders to enable them to select whether to receive in the future either an English or Chinese or both versions of its Corporate Communication (the "First Letter"). The First Letter will explain that if no reply is received from the shareholders by the deadline date indicated therein (the deadline date indicated in the First Letter sent to shareholders today is 12th March, 2003), the following arrangements will apply, where applicable:
   - the Chinese language version of the Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name; and
   - the English language version of the Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders other than natural persons with a Chinese name.

   Whether a shareholder of the Company is a Hong Kong or an overseas shareholder will be determined by his or its address as appeared in the register of members.

   To ascertain the choice of its future new shareholders, the Company will send them the First Letter as soon as practicable after their names have been registered in the Company's register of members.

   Shareholders have the right at any time in writing to the Company at its registered office, 44 Kennedy Road, Hong Kong or to the Company's share registrar, Computershare Hong Kong Investor Services Ltd. at Rooms 1901-1905, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong to change their choice of language of the Corporate Communication.
2. The Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company in writing that they wish to receive the Corporate Communication in the other (or both) language(s).
3. When each Corporate Communication is sent out according to the arrangements as set out in paragraphs 1 and 2 above, a letter together with a pre-paid request slip (the "Second Letter"), prepared in English and Chinese, will be attached to or printed at some prominent place in the sent out versions of the Corporate Communication stating that the Corporate Communication prepared in the other language will be available upon request.
4. The Corporate Communication in both English and Chinese versions and in accessible format will be available on the Company's website (http://www.hec.com.hk) and a soft copy in electronic format of each Corporate Communication in both languages will be filed with The Stock Exchange of Hong Kong Limited on the same day as such Corporate Communication is sent to shareholders.
5. The Company is providing a dial-up hotline service (Tel: (852) 2862 8633) to enable shareholders to make enquiry of the Company's proposed arrangements.
6. The First Letter and the Second Letter will mention that both languages of the Corporate Communication will be available on the Company's website and that the dial-up hotline has been provided as mentioned in paragraphs 4 and 5 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communication"	any document issued or to be issued by the Company for the information or action of holders of any of its securities as defined in the definition in Rule 1.01 of the Listing Rules.
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 10th February, 2003

香港聯合交易所有限公司對本通告內容概不負責，對其準確性及完整性亦不發表任何聲明，並明確表示概不會就本通告的全部或部分內容而產生或因倚賴該等內容而引致之任何損失承擔責任。

HONGKONG ELECTRIC HOLDINGS LIMITED
香港電燈集團有限公司
(於香港註冊成立的有限公司)

香港電燈集團有限公司(「本公司」)根據上市規則第2.07B(2)條附註(8)作出適當安排，以確定股東將來收取本公司通訊所屬意的語言版本。

引言

根據二零零二年二月十五日生效之上市規則修訂，上市發行人可在作出若干適當安排後，每次根據每名股東及證券持有人表明的意願，只向他們寄發英文本或中文本的公司通訊，又或同時寄發中、英文本的公司通訊。

建議安排

根據上市規則第2.07B(2)條，本公司已作出或將作出以下安排：

1. 本公司於今天向股東發出中、英文本的信函(內附已預付郵費的回條)，讓其選擇日後收取中文或英文，又或二者兼選的所有公司通訊(「函件一」)。函件一將說明，如在指定截止日期前尚未收到股東的回覆指示(今天向股東發出的信函中所指定之截止日期為二零零三年三月十二日)，本公司將作出以下安排：
   - 香港股東中所有具中文姓名的個人股東，概將收到中文本的公司通訊；及
   - 所有海外股東，以及香港股東中並非具中文姓名的個人股東，則概將收到英文本的公司通訊。

   至於股東屬香港或海外股東，則概以其在本公司股東名冊的地址為準。

   為確定未來新股東之選擇，本公司將於其名字被列入本公司股東名冊後，盡快向其寄發函件一。

   股東有權在任何時間以書面通知本公司，地址為香港堅尼地道44號，或本公司股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心1901至1905室，更改公司通訊語言版本的選擇。
2. 本公司將根據作出了語言選擇的股東的意願，向其寄發有關語言版本的公司通訊，除非及直至其以書面通知本公司擬收取另外一種語言版本的公司通訊(或擬同時收取兩種語言版本)為止。
3. 每次根據上文第1及第2段所載安排寄出公司通訊時，所寄發的公司通訊將隨附中、英文本的信函(「函件二」)(並隨附已預付郵費的索取回條)或在公司通訊的顯眼處加印明示，說明收件人可要求收取多一份不同語言版本的公司通訊。
4. 本公司將以可供查索的格式，在其網頁(http://www.hec.com.hk)登載有關公司通訊的中、英文本，並會在每次向股東寄發公司通訊後，即日將有關公司通訊兩種語言版本的電子格式檔案送交香港聯合交易所有限公司存檔。
5. 本公司將提供電話熱線(852) 2862 8633，讓股東可查詢有關本公司的建議安排。
6. 函件一及函件二將提及上文第4及第5段所載安排，即兩種語言版本的公司通訊可於本公司網頁查閱，以及備有電話查詢熱線。

釋義

在本通告內，除文意另有所指外，下列詞語的意義如下：

「公司通訊」	指	根據上市規則第1.01條定義所載，本公司發出或將予發出以供其任何證券的持有人參照或採取行動的任何文件
「上市規則」	指	香港聯合交易所有限公司證券上市規則

承董事會命
公司秘書
黃莉華

香港，二零零三年二月十日